[Magal Security Systems Ltd. Letterhead]

April 4, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Larry Spirgel
Assistant Director

Re:	Magal Security Systems Ltd. Registration Statement on Form F-3 File No. 333-217063

Dear Mr. Spirgel

The undersigned, on behalf of Magal Security Systems Ltd. ("Magal"), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 p.m. Washington, D.C. time, on Wednesday, April 5, 2017, or as soon thereafter as possible.

Management of Magal is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

Thank you very much for your courtesy in this matter.

Very truly yours, /s/Yaacov Vinokur Yaacov Vinokur Chief Financial Officer

cc: William Mastrianna, Esq.